Exhibit 1

Media Release

20 November 2008

Westpac announces executive team to lead merged group

Westpac Banking Corporation Chief Executive Officer, Gail Kelly, today announced her executive team to lead the Westpac Group. The executive team will comprise:

•	Greg Bartlett, Chief Executive, St.George, Retail and Business Bank
•	Peter Hanlon, Group Executive, Westpac Retail and Business Banking
•	Peter Clare, Group Executive, Product and Operations
•	Phil Chronican, Group Executive, Institutional Banking
•	Rob Coombe, Chief Executive, BT Financial Group
•	Bruce McLachlan, Acting Chief Executive, Westpac New Zealand
•	Brad Cooper, Group Chief Transformation Officer
•	Rob Whitfield, Group Executive, Risk Management
•	Phil Coffey, Chief Financial Officer
•	Bob McKinnon, Group Executive, Technology
•	ilana Atlas, Group Executive, People

Mrs Kelly said that she was delighted to announce her new team ahead of the merger that will come into effect on 1 December 2008.

“It is a privilege to announce this outstanding team of high quality executives who will lead the Westpac Group over the next very important phase in our history.  Each executive has proven experience in financial services and is deeply committed to the Westpac Group and its future,” Mrs Kelly said.

“In particular, I welcome Greg Bartlett who has been with St.George for over 25 years and a member of its executive team for 17 years. Greg has an outstanding track record, having transformed the St.George business bank into a highly competitive organisation. He is uniquely placed to lead the St.George Retail and Business Bank, given his in-depth knowledge of its people, customers and culture.”

Mr Bartlett said it was a tremendous honour to lead St.George as it continues to build on its great customer service tradition.

“As a long standing St.George executive I am committed to ensuring that we continue to deliver for customers and the teams that support them. This is an exciting time for St.George as we strengthen our relationships with our customers and make a key contribution to Australia’s leading financial services organisation,” Mr Bartlett said.

Mrs Kelly said that she was very pleased that Rob Whitfield will be Group Executive, Risk Management. “Rob has a deep understanding and knowledge of Westpac through his 23 years experience, as well as significant domain expertise, having previously been Westpac’s Chief Risk Officer until April 2007 and before that Group Treasurer. This is a critical role that helps shape our strategy and ability to continue to successfully manage the current global economic conditions as well as support our customers.”

Andrew Carriline, who has been Acting Chief Risk Officer in Westpac for the last 18 months, will now become Managing Director, Risk Management which will include having strategic oversight of asset management for the Group. Andrew’s experience in leading the risk function over the past challenging 18 months means he will bring significant experience and insight into this important role.

In addition, a number of St.George group executives will take up senior executive positions in the combined group. This includes:

•	Rob Chapman remaining as Managing Director, BankSA
•	Geoff Lloyd, Group Executive Wealth & CEO Asgard, becoming General Manager, Advice and Private Banking, in BT Financial Group
•	Paul Newham, currently Group Executive, Technology, joining Product & Operations as Chief Operating Officer
•	Greg Targett, currently Chief Risk Officer, taking up a new role as Deputy Chief Risk Officer, Westpac Group
•	Brett Wright, Group Executive, Human Resources, continuing to be responsible for Human Resources for the St.George Retail and Business Bank

Further executive appointments will be finalised over coming weeks.

Mrs Kelly said the St.George executives will play a vital role in the integration of St.George and the transformation of the Westpac Group.

“I welcome the senior executives from St.George who are joining us. These executives have significant management experience which will not only provide continuity but ensure that it’s business as usual for customers. All have strong track records at senior executive level and will play a key role in the continued success of the group,” Mrs Kelly said.

St.George executives Michael Cameron, Chief Financial Officer and Les Matheson, Group Executive, Retail Bank, have decided to leave the organisation, effective 1 December 2008.

Mrs Kelly thanked both Mr Cameron and Mr Matheson for their dedication and commitment to St.George. “In particular, I appreciate the contribution Michael and Les have made to assist the merger process and ensure a smooth transition. I wish them every success in the future,” Mrs Kelly said.

The new Westpac Group will officially commence on 1 December 2008 with planning work well underway.

“Our integration plans are well advanced and the Westpac and St.George teams have been working closely together to ensure both organisations are merger ready. We are determined that the integration process is as smooth as possible and today’s announcement will underpin a successful result,” Mrs Kelly concluded.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273